Document Security Systems, Inc.
28 Main Street East, Suite 1525
Rochester, NY 14614

April 11, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Evan Jacobson

Re:	Document Security Systems, Inc. - Form S-3/A File No. 333-171940

Dear Mr. Jacobson:

On behalf of Document Security Systems, Inc. (the “Company”), we hereby request acceleration of the effective date of the above-referenced registration statement to Wednesday, April 13, 2011, at 1:00 PM Eastern Standard Time, or as soon as practicable thereafter.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
We may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

/s/ Philip Jones
Philip Jones
Chief Financial Officer